SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year end: December 31, 2000

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                         to

Commission file number: 0-8135

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Sigma-Aldrich 401(k) Retirement Savings Plan

  B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the

Sigma-Aldrich Corporation

401(k) Retirement Savings Plan:

We have audited the statements of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
St. Louis, Missouri,
June 25, 2001

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:
Investments	$ 138,551,614	$ 157,632,270
Loans	3,312,108	3,703,269
	-------------	-------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 141,863,722	$ 161,335,539
	=============	=============

The accompanying notes are an integral part of these statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

EMPLOYEE CONTRIBUTIONS	$ 9,703,527

EMPLOYER CONTRIBUTION	5,327,630

ROLLOVERS	393,242

DIVIDENDS AND INTEREST	9,420,300

INTEREST ON LOANS	267,893

BENEFIT PAYMENTS	(25,202,064)

NET REALIZED AND UNREALIZED GAINS (LOSSES)	(12,759,818)

OTHER	(25,752)

TRANSFER TO COOPER INDUSTRIES 401(k) PLAN	(6,596,775)
-------------
Decrease in net assets available for plan benefits	(19,471,817)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	161,335,539
-------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$141,863,722
=============

The accompanying notes are an integral part of this statement.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF PLAN:

The Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) is a defined contribution retirement plan covering eligible employees of Sigma-Aldrich Corporation (the Company) and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards and other technical provisions under the Employee Retirement Income Security Act of 1974 (ERISA). Participants are always fully vested in participant contributions. The Company matching contributions become vested as follows:

Completed Years of Service	Vested Percentage

Less than 3	0%
3	20
4	40
5	60
6	80
7 or more	100

Employees may contribute 1%-15% of their eligible earnings to the Plan. Participants' contributions are invested in mutual funds offered and advised by Fidelity Management Trust Company or in a company stock fund, as directed by the participants. During the 2000 plan year, the Company contributed $600 ($150/quarter) for each eligible employee and matched 60% of the first 6% of participant contributions. Forfeitures of $754,339 were used to reduce company contributions. Participants are able to direct the investment of company contributions allocated to their account. Costs of administering the Plan are paid by the Company.

The Plan's trustee and record keeper, Fidelity Management Trust Company (Fidelity), is responsible to hold and manage all money and securities deposited with it in accordance with the investment election made by the plan participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting and Use of Estimates

The financial statements have been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets for the year ended December 31, 2000. Actual results could differ from those estimates.

Investments

Investments are recorded at market values as determined by the trustees using available current market information.

The mutual funds are managed by Fidelity in accordance with the various fund objectives. The Plan documents or fund prospectus describe the risk/return relationships of each specific investment option.

Benefits

Participants are entitled to receive the vested balance of their accounts upon retirement or termination of employment. During 2000, the Company sold B-Line Systems to Cooper Industries. Certain employee balances were transferred to Cooper Industries 401(k) Plan. The transfers are included in the statement of changes in net assets available for plan benefits for the year ended December 31, 2000.

3. INCOME TAX STATUS:

Sigma-Aldrich Corporation received a favorable determination letter dated July 24, 1998, from the Internal Revenue Service stating that the Plan is tax exempt under Section 401 of the Internal Revenue Code. The foregoing describes the basic provisions of the Plan. This summary is not intended to serve as a substitute for the official plan documents. The provisions of the official plan documents and of applicable laws as in effect from time to time will govern in the event of any inconsistency.

4. PLAN TERMINATION:

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

5. INVESTMENTS:

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31 ---------------------------
	2000	1999

Fidelity Growth and Income Fund	$47,365,822	$59,837,955
Fidelity Blue Chip Growth Fund	46,157,868	52,511,118
Fidelity Money Market Fund	14,579,123	18,044,718
Fidelity Balanced Fund	13,365,393	15,258,279

During 2000, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $12,759,818 as follows:

                                    Mutual Funds                         $(13,906,366)

                                    Sigma-Aldrich Company Stock             1,146,548

                                                                      -----------------

                                                                          $(12,759,818)

                                                                      =================

SCHEDULE I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2000

Market Value
MUTUAL FUNDS:
Fidelity Money Market Fund (a)	$ 14,579,123
Fidelity Intermediate Bond Fund (a)	5,720,301
Fidelity Balanced Fund (a)	13,365,393
Fidelity Growth and Income Fund (a)	47,365,822
Fidelity Blue Chip Growth Fund (a)	46,157,868
Fidelity Diversified International (a)	2,188,094
Fidelity Freedom Funds (a)	5,234,278
Spartan U.S. Equity Index	1,255,253

SIGMA-ALDRICH COMPANY STOCK (a)	2,685,482

LOANS (range of interest rates 8.25%-10.00%)	3,312,108
------------------
$ 141,863,722
==================

(a) Represents a party-in-interest. Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation as Plan Administrator of the Retirement Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

  SIGMA-ALDRICH CORPORATION

By: /s/ Larry Roeder

Larry Roeder, Director of Treasury & Benefits
June 28, 2001

EXHIBIT INDEX

Exhibit
   23                            Consent of Independent Accountants

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 333-30528, dated February 16, 2000.

/s/ ARTHUR ANDERSEN LLP
Arthur Andersen LLP
St. Louis, Missouri,
June 25, 2001